UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                               (Amendment No. 1)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a).



                              ROYAL PRECISION, INC.
                         ------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
                    ---------------------------------------
                         (Title of Class of Securities)


                                  780921-10-2
                                 --------------
                                 (CUSIP Number)


                            Kenneth J. Warren, Esq.
                     5134 Blazer Parkway, Dublin, OH 43017
                                 (614) 766-1960
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                August 31, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                 SCHEDULE 13D/A
---------------------                                        -------------------
CUSIP NO. 780921-10-2                                         Page 2 of 6 Pages
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Christopher A. Johnston
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,281,313
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,281,313
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,281,313
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    22.6%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A
---------------------                                        -------------------
CUSIP NO. 780921-10-2                                         Page 3 of 6 Pages
---------------------                                        -------------------

ITEM 1. SECURITY AND ISSUER.

     Common Stock, par value $.001 per share
     Royal Precision, Inc.
     15170 North Hayden Road, Suite 1
     Scottsdale, AZ 85260

ITEM 2. IDENTITY AND BACKGROUND.

     (a)  Christopher A. Johnston

     (b)  c/o Merbanco Incorporated
          3490 Clubhouse Drive, Suite 102
          Jackson, Wyoming 83001

     (c) President of Merbanco Incorporated, 3490 Clubhouse Drive, Suite 102, Jackson, Wyoming 83001; a merchant banking company

     (d)  During the last five years,  Mr.  Johnston has not been convicted in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     (e) During the last five years, Mr. Johnston has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

     (f)  Mr. Johnston is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

     Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)  (i)  Amount Beneficially Owned: 1,281,313 shares

          (ii) Percent of Class: 22.6%

     (b)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 1,281,313

          (ii)  Shared power to vote or to direct the vote: -0-

          (iii) Sole power to dispose or to direct the disposition of: 1,281,313

          (iv)  Shared power to dispose or to direct the disposition of: -0-
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                                 SCHEDULE 13D/A
---------------------                                        -------------------
CUSIP NO. 780921-10-2                                         Page 4 of 6 Pages
---------------------                                        -------------------

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On August 31, 2001, Christopher A. Johnston ("CAJ") and the Johnston Family Charitable Remainder Unitrust #3 ("CRT #3") entered into a Put Agreement whereby the CRT #3 granted to CAJ the option to require the CRT #3 to purchase up to 200,000 shares of common stock of the Company owned by CAJ in lots of 25,000 shares during a two year period commencing August 31, 2001, at the greater of $2.00 per share or the Market Price (as defined in the Put Agreement) less $.50.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Put Agreement between the CRT #3 and Christopher A. Johnston dated August 31, 2001.
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                                 SCHEDULE 13D/A
---------------------                                        -------------------
CUSIP NO. 780921-10-2                                         Page 5 of 6 Pages
---------------------                                        -------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  September 12, 2001
                                        ----------------------------------------
                                                       (Date)


                                        /s/ Christopher A. Johnston
                                        ----------------------------------------
                                                      (Signature)

                                 SCHEDULE 13D/A
---------------------                                        -------------------
CUSIP NO. 780921-10-2                                         Page 6 of 6 Pages
---------------------                                        -------------------

                                 EXHIBIT INDEX

Exhibit        Description
-------        -----------
   1           Put Agreement between Johnston Family Charitable Remainder
               Unitrust #3 and Christopher A. Johnston dated August 31, 2001.